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                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                               FORM 11-K

                             ANNUAL REPORT



(Mark One)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended December 31, 1999


                                OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ______________ to ______________.



Commission file number 0-981
                       -----




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           PUBLIX SUPER MARKETS, INC.
                         1936 GEORGE JENKINS BOULEVARD
                             LAKELAND, FLORIDA 33815


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                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            PUBLIX SUPER MARKETS, INC.
                                            401(k) SMART PLAN


Date:  March 30, 2000                       By:  /s/Tina P. Johnson
                                            -----------------------
                                            Tina P. Johnson
                                            Senior Vice President
                                            and Trustee of the 401(k)
                                            SMART Plan - Publix Stock
                                            Fund